EMPLOYMENT AGREEMENT

BETWEEN:

MICHAEL CLARK, Businessman, of 3875 Inverness Street, Vancouver, BC V5V 4W1

(the "Executive")

AND:

ALEXCO RESOURCE CORP., a company incorporated pursuant to the laws of British Columbia and having its registered office at Suite 1150 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4

(the "Company")

WHEREAS:

A. The Company and its subsidiaries (collectively the "Alexco Group") constitute a publicly-listed natural resource enterprise currently engaged in the acquisition, exploration, development and operation of mineral properties, and the provision of environmental permitting and remediation consulting services to clients in mining and other industries;

B. The Company wishes to employ and the Executive wishes to supply his services in the capacity of Chief Financial Officer and Secretary of the Company, on the terms and conditions set out in this Agreement;

C. The Company and the Executive desire that this employment relationship and the terms thereof be formally embodied in this Agreement;

THEREFORE in consideration of the recitals, the following covenants and the payment of one dollar made by each party to the other, the receipt and sufficiency of which are acknowledged by each party, the parties agree on the following terms:

1. ENGAGEMENT AND DURATION

1.1 Engagement

The Company hereby agrees to employ the Executive as Chief Financial Officer and Secretary of the Company and the Executive accepts such employment, subject to the terms and conditions as set forth herein.

1.2 Term

The Executive's employment pursuant to the terms of this Agreement shall commence on December 15, 2014 and shall continue indefinitely, unless and until terminated as set forth herein. Notwithstanding the foregoing, if the Executive determines he can be available to start sooner, his employment shall commence on December 1, 2014, with his assumption of the offices of Chief Financial Officer and Secretary to then be effective December 15, 2014.

2. DUTIES

2.1 Performance of Duties

The Executive shall act as the Chief Financial Officer and Secretary of the Company, and the Executive shall perform such services and duties as are normally provided by a Chief Financial Officer and Secretary of a company in a business and of a size similar to the Company's, and such other services and duties as may reasonably be assigned by the President & Chief Executive Officer from time to time.

2.2 Principal Place of Work

The Executive shall perform his duties at the Company's principal executive offices which are currently located at Suite 1150, 200 Granville Street, Vancouver, BC, V6C 1S4, or at such other location within the Greater Vancouver Regional District as shall be approved by the Board of Directors. The Executive acknowledges that his duties and responsibilities may involve a reasonable amount of travelling.

2.3 Reporting

The Executive shall report directly to the President & Chief Executive Officer.

2.4 Instructions

The Executive will, subject to the terms of this Agreement, comply promptly and faithfully with the reasonable and lawful instructions, directions, requests, rules and regulations of the Board of Directors.

2.5 Change of Control

In the event of a change of control of the Company, the Company shall continue to employ and the Executive shall continue to serve the Company in the same capacity and have the same authority, responsibilities and status as he had as of the date immediately prior to the change of control. Following a change of control, the Executive's services shall be performed at such location as may be mutually agreed upon between the Company and the Executive, and otherwise as provided in section 2.2. For the purposes of this Agreement, a "change of control" (the "Change of Control") shall be deemed to have occurred when:

(a) at least 50% in fair-market value of all the assets of the Company are sold; or

(b) there is a direct or indirect acquisition by a person or group of persons acting jointly or in concert of voting shares of the Company that when taken together with any voting shares owned directly or indirectly by such person or group of persons at the time of the acquisition, constitutes 25% or more of the outstanding voting shares of the Company; or

(c) a majority of the then-incumbent Board of Directors' nominees for election to the Board of Directors of the Company are not elected at any annual or special meeting of shareholders of the Company.

3. REMUNERATION AND BENEFITS

3.1 Salary

The Company shall pay to the Executive for his services under this Agreement an annual salary of CDN$185,000, subject to all applicable statutory deductions and payable in substantially equal installments on the dates that the Company has established for paying salaries to its employees.

3.1 Grant of Options

Subject to the approval of the Alexco Board of Directors, in consideration for the covenants contained herein and effective as soon after commencement of employment hereunder as is reasonably practical, the Executive shall be granted a total of 35,000 incentive stock options ("Options"). Such Options shall be granted under Alexco's 2014 Stock Option Plan, shall have a term of five years and an exercise price equal to the closing price of Alexco shares on the Toronto Stock Exchange on the trading day immediately preceding the date of grant, and shall vest as to one third on the first anniversary of granting, one third on the second anniversary and the final third on the third anniversary.

3.2 Annual Review

The salary referred to in section 3.1 shall first be reviewed after six months from the date of commencement of employment pursuant to section 1.2, and thereafter shall be reviewed at least annually by the Company as part of its regular executive compensation determination process, through the President & Chief Executive Officer in consultation with the Executive. The salary referred to in paragraph 3.1 shall be increased by such amount as is determined by the President & Chief Executive Officer in his sole discretion taking into consideration the recommendations of the Board of Directors, the performance of the Executive and the performance of the Company.

3.3 Reimbursement of Expenses

The Company shall reimburse the Executive for all reasonable expenses incurred by him in the performance of this Agreement, on a basis consistent with the Company's expense reimbursement policies in effect from time to time and provided that the Executive provides the Company with written expense accounts with respect to each calendar month, such expenses to include but not be limited to vehicle parking costs. The Company will provide the Executive with, or reimburse the Executive for, services and fees necessary for the performance of the Executive's duties including, but not limited to, membership in any professional institutes relevant to the performance of the Executive's duties.

3.4 Medical and Life Insurance

The Company shall provide the Executive with group life, long-term disability, extended medical and dental insurance coverage in accordance with the policies and procedures of the Company in effect from time to time and, to the extent permissible by law, the Company shall extend medical and dental insurance coverage to the Executive's spouse and child dependants.

3.5 Directors and Officers Liability Insurance

The Company shall provide the Executive with director's and officer's liability insurance appropriate to the nature of his responsibilities under this Agreement.

3.6 Vacation

The Executive shall be entitled to three weeks of paid vacation annually, earned pro-rata over time, through December 31, 2015, and shall be entitled to four weeks of paid vacation annually thereafter. In the event the Executive decides not to take all the vacation to which he is entitled in any calendar year, the Executive will be entitled to take up to one week of such vacation in the next following calendar year. The Executive may be permitted to carry over more than one week's vacation if approved by the President & Chief Executive Officer. In addition, the Executive shall be entitled to statutory holidays and the number of paid holidays provided for under the policies and procedures of the Company, as they exist from time to time.

3.7 Other Benefits

In addition to any other compensation or benefits to be received by the Executive pursuant to this Agreement, the Executive shall be entitled to participate in all executive benefits which the Company may from time to time provide to its senior executives, including the granting of stock options and restricted share units as approved by the Board of Directors or the Compensation Committee.

3.8 Equipment

The Company shall provide the Executive with such equipment as the Executive and the President & Chief Executive Officer agree is necessary for performance of the Executive's duties which shall include but not be limited to a computer and a cell phone for use in carrying out Company business.

4. CONFIDENTIALITY AND NON-DISCLOSURE

4.1 "Confidential Information"

The term "Confidential Information" means any and all information concerning any aspect of the Alexco Group not publicly disclosed, which the Executive may receive or develop as a result of his engagement by or involvement with the Company and the Alexco Group, and including all technical data, concepts, reports, programs, processes, technical information, trade secrets, systems, business strategies, financial information and other information unique to the Alexco Group. All Confidential Information, including notes, diagrams, maps, reports, notebook pages, memoranda, sample materials and any excerpts thereof that include Confidential Information are the property of the Alexco Group or parties for whom the Alexco Group acts as agent or who are customers of the Alexco Group, as the case may be, and are strictly confidential to the Alexco Group and/or such parties. The Executive shall not make any unauthorized disclosure or use of and shall use his best efforts to prevent unauthorized disclosure or use of such Confidential Information.

4.2 Equitable Remedies

The Executive acknowledges that any unauthorized disclosure or use of such Confidential Information by the Executive may result in material damages to the Company and that the Company shall be entitled to seek injunctive relief or any other legal or equitable remedy to prohibit, prevent or enjoin unauthorized disclosure or use of Confidential Information by the Executive. The Executive acknowledges and agrees that his unauthorized disclosure or use of Confidential Information will cause irreparable harm to the Company and the Alexco Group that could not be adequately compensated by damages.

4.3 Use of Confidential Information

Except as authorized by the Company, the Executive will not:

(a) duplicate, transfer or disclose nor allow any other person to duplicate, transfer or disclose any of the Alexco Group's Confidential Information; or

(b) use the Alexco Group's Confidential Information without the prior written consent of the Company.

4.4 Protection of Confidential Information

The Executive will safeguard all Confidential Information at all times so that it is not exposed to or used by unauthorized persons, and will exercise at least the same degree of care used to protect the Executive's own confidential information.

4.5 Exception

The restrictive obligations set forth above shall not apply to the disclosure or use of any information which:

(a) is or later becomes publicly known under circumstances involving no breach of this Agreement by the Executive;

(b) is already known to the Executive at the time of receipt of the Confidential Information;

(c) is lawfully made available to the Executive by a third party;

(d) is disclosed by the Executive pursuant to a requirement of a governmental department or agency or disclosure is otherwise required by operation of law, provided that the Executive gives notice in writing to the Company of the required disclosure immediately upon his becoming advised of such required disclosure and provided also that the Executive delays such disclosure so long as it is reasonably possible in order to permit the Company to appeal or otherwise oppose such required disclosure and provides the Company with such assistance as the Company may reasonably require in connection with such appeal or other opposition;

(e) is disclosed to a third party under an approved confidentiality agreement; or

(f) is disclosed in the course of the Executive's proper performance of the Executive's duties under this Agreement.

4.6 Removal of Information

The Executive will not, without the written consent of the Board of Directors, remove any information relating to the Alexco Group, or any third party with which the Alexco Group is conducting business from the premises where the Executive is working, unless required in the normal course of his duties.

4.7 New Discoveries

Any inventions, discoveries or improvements in systems, methods and processes made by the Executive through and in the course of his employment with the Company and any mineral discoveries and opportunities to acquire mineral assets or interests therein which come to the Executive through and in the course of his employment with the Company will

be disclosed to the Company forthwith and shall belong to and be the absolute property of the Company.

4.8 Survival

The provisions of this Article 4 shall survive the termination of this Agreement.

5. ALEXCO GROUP CODE OF BUSINESS CONDUCT AND ETHICS

Executive acknowledges that while an employee of a member of the Alexco Group, and in addition to any other provisions in this Agreement, Executive is required to comply at all times with the Alexco Group Code of Business Conduct and Ethics (the "Code") and any amendment or successor Code thereto, and agrees to provide written certification of compliance with the Code as and when requested by the Company.

6. DELIVERY OF RECORDS

Upon the termination of the employment of the Executive by the Company, the Executive will deliver to the Company all books, records, lists, brochures and other property belonging to the Alexco Group or developed in connection with the business of the Alexco Group, and will execute such transfer documentation as is necessary to transfer such property or intellectual property to the Company.

7. TERMINATION

7.1 The Executive's Right to Terminate

The Executive may terminate his obligations under this Agreement:

(a) at any time upon providing a minimum of two months' notice in writing to the Company;

(b) upon a material breach or default of any term of this Agreement by the Company provided that if such material breach or default is capable of being remedied by the Company, it has not been remedied within 30 days after written notice of the material breach or default has been delivered by the Executive to the Company; or

(c) at any time after 90 days following the date on which there is a Change of Control and within 180 days of the date on which there is a Change of Control by providing one month's notice in writing to the Company which notice may be provided by the Executive at any time between the 91st and the 180th day following the date on which there is a Change of Control.

The Company may waive the notice requirements set out in paragraphs (a) and (c) above in whole or in part and if it does so, the Executive's entitlement to remuneration and benefits as set out in sections 7.3 and 7.4 as applicable will apply as of the date the Company waives such notice.

7.2 Company's Right to Terminate

The Company may terminate the Executive's employment under this Agreement at any time:

(a) for just cause which shall include, without limitation, any of the following events:

(i) theft, dishonesty or fraud by the Executive with respect to the business of the Alexco Group;

(ii) the conviction of the Executive for a criminal offence that gives rise or is likely to give rise to any member of the Alexco Group's stock becoming ineligible for listing on any stock exchange or market or any member of the Alexco Group's stock being subject to a cease-trade order by a Canadian or US securities regulatory authority; or

(iii) any and all other omissions, commissions or other conduct which would constitute just cause at law; or

(b) upon the Executive dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive days or 180 non-consecutive days calculated on a cumulative basis over any two year period during the term of this Agreement, subject to the condition that in the event of disability the Company will not terminate under this subsection 7.2(b) if the disability can be accommodated using commercially reasonable efforts, and provided that the Executive shall be deemed to have become disabled if, because of ill health, physical, mental disability or for other causes beyond the control of the Executive, the Executive has been unable or unwilling or has failed to perform the Executive's duties under this Agreement; or

(c) at any time subject to making the severance payment contemplated in section 7.3 to the Executive .

7.3 Severance Payment

In the event of the termination of the Executive's employment:

(a) by the Executive pursuant to subsection 7.1(b) or 7.1(c) of this Agreement; or

(b) by the Company pursuant to subsection 7.2(c) or by the Company in breach of this Agreement;

the Company shall pay to the Executive within 10 days of such termination a severance payment equal to:

(c) one twelfth of the base annual salary specified in section 3.1 in the event that such termination occurs within 4 months of the date of commencement of employment pursuant to section 1.2;

(d) one quarter of the Severance Amount in the event that such termination occurs after 4 months but no more than one year from the date of commencement of employment pursuant to section 1.2;

(e) one half of the Severance Amount in the event that such termination occurs after one year but no more than two years from the date of commencement of employment pursuant to section 1.2; or

(f) the Severance Amount in the event that such termination occurs after two years from the date of commencement of employment pursuant to section 1.2;

where "Severance Amount" is defined as one year of base salary, plus all annual bonus amounts actually paid by the Company to the Executive within the 12 months immediately preceding the date of termination. For the purpose of this definition, "one year of base salary" shall mean the annualized base salary in effect on the date of termination.

If such termination occurs after 4 months from the date of commencement of employment pursuant to section 1.2, the Company shall continue the Executive's group insurance benefits, if any, under section 3.4 for 6 months after the date of termination, provided that if the Company is unable to continue any such benefit by reason of the termination of employment, it will instead pay to the Executive an amount equal to the present value of the Company's cost of providing such benefit to the Executive for a period of 6 months.

In addition, the Company shall reimburse the Executive within 10 days of such termination for all expenses as contemplated by section 3.3.

7.4 Compensation Otherwise Due to the Executive on Termination

In the event of the termination of the Executive's employment under this Agreement in circumstances other than those set out in subsections 7.3(a) and 7.3(b) of this Agreement, the Company shall pay the following amounts to the Executive within 10 days of the termination:

(a) if terminated pursuant to subsections 7.1(a) or 7.2(a) of this Agreement, then the Company shall pay to the Executive his then-current salary accrued

pursuant to section 3.1 of this Agreement as of the date of termination or effective date of resignation, as applicable;

(b) if terminated pursuant to subsection 7.2(b) of this Agreement, and the Executive or his estate or beneficiaries receive any life insurance or long-term disability benefits for the causal death or disability under the coverages provided pursuant to section 3.4, or such life insurance or disability benefits are not received due to acts of the Executive resulting in the lawful denial of such coverage, then the Company shall pay to the Executive:

(i) his then-current salary accrued pursuant to this Agreement as of the date of termination; and

(ii) in the event that such termination occurs after 4 months but no more than one year from the date of commencement of employment pursuant to section 1.2, his then-current salary for three months after the date of termination; in the event that such termination occurs after one year but no more than two years from the date of commencement of employment pursuant to section 1.2, his then-current salary for six months after the date of termination; or in the event that such termination occurs after two years from the date of commencement of employment pursuant to section 1.2, his then-current salary for one year after the date of termination; or

(c) if terminated in circumstances other than those resulting in payments under subsections 7.4(a) and 7.4(b) of this Agreement, then the Company shall pay to the Executive an amount determined in accordance with subsections 7.3(c) through 7.3(f) of this Agreement.

7.5 Property Interests

If the Executive's employment with the Company is terminated, and within three years of such termination the Executive acquires directly or indirectly other than from a member of the Alexco Group any present or future interest in any mining claims or properties or mineral interests within 10 kilometres of the external boundaries of any mineral property held by the Alexco Group at the time the Executive's employment with the Company was terminated, the Executive will offer the Company, in writing the right to acquire such interest in exchange for reimbursement of his direct and indirect acquisition costs. The Company shall have 30 days after receipt of such offer to accept the offer and 90 days after receipt of such offer to reimburse such costs.

7.6 Resignations

Upon termination of the Executive for whatever reason the Executive shall forthwith execute and deliver to the Company his written resignation from any and all offices of the Company and all other members of the Alexco Group, without claim for compensation for loss of office.

7.7 Payments in Full Settlement

The Executive acknowledges and agrees that the payments pursuant to this Article 7 shall be in full satisfaction of all claims, losses, costs, damages or expenses in connection with the termination of his employment, including termination pay and severance pay pursuant to any applicable labour laws as amended from time to time. Except as provided in this Article, the Executive shall not be entitled to any further termination payments, damages or compensation whatsoever from the Company or any other member of the Alexco Group in connection with the employment of the Executive and the termination thereof. As a condition precedent to any payment pursuant to this Article, the Executive agrees to deliver to the Company, prior to any such payment, a full and final release from all actions and claims in connection with the termination of his employment or any losses, costs, damages or expenses resulting therefrom in favour of the Company, its affiliates, subsidiaries, directors, officers, employees and agents in a form satisfactory to the Company and the Executive.

8. PERSONAL NATURE

The obligations and rights of the Executive under this Agreement are personal in nature, based upon the singular skill, qualifications and experience of the Executive.

9. RIGHT TO USE EXECUTIVE'S NAME AND LIKENESS

During the term of this Agreement, the Executive hereby grants to the Company and the Alexco Group the right to use the Executive's name, likeness and/or biography in connection with the services performed by the Executive under this Agreement and in connection with the advertising or exploitation of any project with respect to which the Executive performs services for the Company.

10. LEGAL ADVICE

The Executive hereby represents, warrants and acknowledges to the Company that he has been permitted the opportunity to seek at his sole discretion independent legal advice prior to the execution and delivery of this Agreement.

11. WAIVER

No consent or waiver, express or implied, by any party to this Agreement of any breach or default by any other party in the performance of its obligations under this Agreement or of any of the terms, covenants or conditions of this Agreement shall be deemed or construed to be a consent or waiver of any subsequent or continuing breach or default in such party's performance or in the terms, covenants and conditions of this Agreement. The failure of any party to this Agreement to

assert any claim in a timely fashion for any of its rights or remedies under this Agreement shall not be construed as a waiver of any such claim and shall not serve to modify, alter or restrict any such party's right to assert such claim at any time thereafter.

12. NOTICES

12.1 Delivery of Notice

Any notice relating to this Agreement or required or permitted to be given in accordance with this Agreement shall be in writing and shall be personally delivered or mailed by registered mail, postage prepaid to the address of the parties set out on the first page of this Agreement. Any notice shall be deemed to have been received if delivered, when delivered, and if mailed, on the fifth day (excluding Saturdays, Sundays and holidays) after the mailing thereof. If normal mail service is interrupted by strike, slowdown, force majeure or other cause, a notice sent by registered mail will not be deemed to be received until actually received and the party sending the notice shall utilize any other services which have not been so interrupted or shall deliver such notice in order to ensure prompt receipt thereof.

12.2 Change of Address

Each party to this Agreement may change its address for the purpose of this Article 12 by giving written notice of such change in the manner provided for in section 12.1.

13. APPLICABLE LAW

This Agreement shall be governed by and construed in accordance with the laws of the province of British Columbia and the federal laws of Canada applicable therein, which shall be deemed to be the proper law hereof. The parties hereto hereby submit to the jurisdiction of the courts of British Columbia. All obligations of the parties under this Agreement are subject to receipt of all necessary approvals of the applicable securities regulatory authorities.

14. SEVERABILITY

If any provision of this Agreement for any reason be declared invalid, such declaration shall not affect the validity of any remaining portion of the Agreement, which remaining portion shall remain in full force and effect as if this Agreement had been executed with the invalid portion thereof eliminated, and it is hereby declared the intention of the parties that they would have executed the remaining portions of this Agreement without including therein any such part, parts or portion which may, for any reason, be hereafter declared invalid.

15. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the parties hereto and there are no representations or warranties, express or implied, statutory or otherwise other than set forth in this Agreement and there are no agreements collateral hereto other than as are expressly set forth or referred to herein. This Agreement cannot be amended or supplemented except by a written agreement executed by all parties hereto.

16. NON-ASSIGNABILITY

This Agreement shall not be assigned by any party to this Agreement without the prior written consent of the other parties to this Agreement.

17. BURDEN AND BENEFIT

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

18. TIME

Time is of the essence of this Agreement.

19. COUNTERPARTS

This Agreement may be executed in counterparts and such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this agreement effective as of the 13th day of November, 2014.

ALEXCO RESOURCE CORP.

CRN

Per: Clynton R. Nauman
President & Chief Executive Officer

MICHAEL CLARK, CA